Ryan Sansom

+1 617 937 2335

rsansom@cooley.com

September 22, 2022

Daniel Crawford

Jason Drory

Li Xiao

Lynn Dicker

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acrivon Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted August 12, 2022

CIK No. 0001781174

Ladies and Gentlemen:

On behalf of Acrivon Therapeutics, Inc. (the “Company”) we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) by letter dated September 11, 2022 with respect to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), as confidentially submitted to the Staff on August 12, 2022. The Company is concurrently and confidentially submitting an amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Draft Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.

Draft Registration Statement on Form S-1 filed August 12, 2022

Prospectus Summary

Overview, page 1

1.

Please remove the statements concluding your ACR-368 OncoSignature test was validated here and on pages 84, 104, and 107 because it creates an improper inference that your clinical trials will be successful.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116

t: (617) 937-2300 f: (617) 937-2400 cooley.com

September 22, 2022

Page Two

Response: The Company acknowledges the Staff’s comment and respectfully notes that the disclosure specifically refers to validation in preclinical studies, and that ”preclinical validation” is a defined term and distinct and different from ”clinical validation” in scientific publications. Moreover, the U.S. Food and Drug Administration (“FDA”), draft guidance “Principles for Codevelopment of an In Vitro Companion Diagnostic Device with a Therapeutic Product” from July 16, 2016 describes in detail the types of validation studies that should be done “prior to Investigational IVD use in Therapeutic Product trials” and specifically states that, “[f]or investigational IVDs that are determined to be non-significant risk or are exempt under 21 CFR 812.2(c)…..FDA recommends that sponsors perform the same types of validation prior to using the IVD in the therapeutic product trial….”. This is directly applicable to the Company as its OncoSignature test has been determined to be of non-significant risk and is being developed as a companion diagnostic through the IND pathway. Accordingly, the Company has, together with its OncoSignature test partner Akoya Biosciences, Inc. (“Akoya”), completed the clinical trial assay analytical validation (or “preclinical validation”) prior to entering the phase 2 clinical trials. The Company respectfully advises the Staff that it has qualified each reference to validation as “preclinical” throughout the Draft Registration Statement. For the above reasons, the Company believes that these statements are factual and do not create an inference that its future clinical trials will be successful.

2.

We note your disclosure that ACR-368 is a “potent” CHK1 and CHK2 inhibitor here and elsewhere throughout your prospectus. Please revise these and similar statements throughout your prospectus to eliminate conclusions or predictions that ACR-368 is safe and effective, as determinations of safety and efficacy are solely within the authority of the FDA. You may provide an objective summary of the data that you used to draw such conclusions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 3, 84, 104, 106, 108, 117 and 131 of the Amended Draft Registration Statement.

Our AP3 Platform, page 2

3.

We note your disclosure here that you are developing OncoSignature test as a companion diagnostic. Please update your disclosure here and on page 105 in your business section to disclose that the companion diagnostic is being developed in partnership with Akoya Biosciences, Inc., consistent with your risk factor disclosure on page 22 where you state you “do not have experience or capabilities in developing or commercializing diagnostics and plan to rely in large part on our collaboration partner Akoya to perform these functions.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 105 of the Amended Draft Registration Statement.

Our Lead Clinical Candidate ACR-368, page 3

4.

We note your disclosure here and elsewhere that ACR-368 is a “potent inhibitor of CHK1/2 which are regulators of the cell cycle and of DDR and have been validated as attractive drug targets in multiple preclinical models.” We further note your disclosure that “none have been approved by the FDA.” Please revise your disclosure here and similar statements throughout your prospectus to eliminate conclusions or predictions that ACR-368 is “validated” or safe and effective, as determinations of safety and efficacy are solely within the authority of the FDA.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116

t: (617) 937-2300 f: (617) 937-2400 cooley.com

September 22, 2022

Page Three

Response: With respect to statements concerning validation in preclinical models, please see the response to comment 1 above. With respect to statements concerning potency, the Company has revised its disclosure as indicated in the response to comment 2 above. In response to the Staff’s comment, the Company has further revised its disclosure regarding validation on pages 3 and 106 of the Amended Draft Registration Statement.

5.

We note your disclosure that you believe your Phase 2 clinical trial for ACR-368, if successful, “has the potential to be registrational for ACR-368 in each of the three tumor types.” Please disclose whether you have received any indication from the FDA that your Phase 2 clinical trial with be treated as registrational clinical trial such that a Phase 3 clinical trial will not be required.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, based on the Company’s communications with the FDA to date, the Company believes that its Phase 2 clinical trial has the potential to be registrational, particularly in the context of accelerated approval. In that scenario, a Phase 3 confirmatory trial is required as a post-marketing obligation. There are numerous examples in oncology where approval of new therapies has been granted based on single-arm clinical trials, followed by confirmatory trials post-marketing. Furthermore, the FDA understands that the Company’s Phase 2 trials could be registrational as evidenced by statements by the FDA in connection with the Company’s pre-IND filing. For example, the FDA’s response to a question from the Company regarding the statistical analysis plan reads, “In general, the statistical plan is acceptable. If you intend to use any of the cohort results from your basket study as evidence of efficacy to support an accelerated approval, we have the following comments . . .”. It also described the primary endpoint as appropriate. In another part of the document, the FDA states that the Company should provide details on a possible confirmatory study and discuss this at the time of an EOP2 meeting request. As described above, confirmatory studies are always needed when a drug is approved through the accelerated pathway. The Company believes that, based on these comments from the FDA, it is clear that the FDA understands that the Phase 2 clinical trial for ACR-368 has the potential to be a registrational trial. Moreover, the clearance from the FDA is for a single-arm Simon 2-Stage clinical design, which also is the typical design for the accelerated pathway. In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 107 of the Amended Draft Registration Statement.

Our Pipeline, page 3

6.	Please make the following changes to your pipeline table here and on page 106:

•	change the “registrational” column to “Phase 3;”
•

for example only it appears that you “are initiating a Phase 2 clinical trial where [you] intend to treat patients with all three tumor types: platinum-resistant ovarian, endometrial, and bladder cancer,” but your pipeline table appears to show you being half way through Phase 2. Please shorten your progress arrows for all of your applicable programs so they reflect the current stage of development;

•	given the stage of development of your AP3 Discovery programs please remove the AP3 Discovery Programs row from your pipeline table; and
•	revise the anticipated next milestone for your single-arm trials to reflect a nearer term milestone in light of the fact that you have not enrolled any patients for the trials.

Response: In response to the Staff’s comment, the Company has revised its pipeline table on pages 3 and 106 of the Amended Draft Registration Statement to reflect the third bullet point noted above.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116

t: (617) 937-2300 f: (617) 937-2400 cooley.com

September 22, 2022

Page Four

With respect to the first bullet point, as noted in the response to Comment 5, the Company believes that the Phase 2 trial could be registrational without a Phase 3 trial as discussed in our response to comment 5 above, and hence it is appropriate to place the “registrational” column after the “Phase 2” column.

With respect to the second bullet point, the Company respectfully advises the Staff that it has not shortened the progress arrows because it believes that the placement of the arrows is consistent with the current progress of these programs, especially in light of the fact that the Phase 2 trial has now begun enrolling patients. Moreover, based on clinical experience with ACR-368 in several hundred cancer patients in past single center and multi-center trials at recommended Phase 2 dosage (“RP2D”) sponsored by Eli Lilly & Company, the Company has received FDA clearance to run the trials with ACR-368 dosed at RP2D in a single arm Simon-2-Stage clinical design, which by definition is an advanced Phase 2 trial. Accordingly, the Company believes it would be misleading to characterize the trial as an early Phase 2 trial.

With respect to the fourth bullet point, the Company respectfully advises the Staff that it has now begun enrolling patients in the Phase 2 trial, and as such, there is no nearer term milestone for this trial.

7.	Please revise to ensure your pipeline table graphic is legible. As presented, the text is too small to be legible.

Response: In response to the Staff’s comment, the Company has revised its pipeline table graphic on pages 3 and 106 of the Amended Draft Registration Statement.

8.

We note that you include two early stage, preclinical programs in your pipeline table, WEE1 Inhibitor and DDR Kinase Inhibitor Program. In addition, the DDR Kinase Inhibitor Program appears to have an “undisclosed target,” and is not discussed in detail elsewhere in your registration statement. Please remove these preclinical programs from the pipeline table as it appears it is not currently material to your business. Alternatively, please tell us why you believe these programs are sufficiently material to warrant inclusion in the pipeline table and expand your disclosure in your business section concerning these programs.

Response: In response to the Staff’s comment, the Company has expanded its disclosure concerning the preclinical programs on pages 2-5, 105-106, 108, 110-111, and 137 of the Amended Draft Registration Statement, including a disclosure and discussion of PKMYT1, the target of the “DDR Kinase Inhibitor Program” included in the pipeline table. The Company respectfully advises the Staff that the preclinical programs are material for a number of reasons. First, there has been promising anti-tumor clinical single agent activity demonstrated in early clinical trials of various WEE1 inhibitors. However, the challenge with developing these inhibitors in the clinic, as had historically been the case for ACR-368, is the inability to identify patient responders using traditional genetics-based approaches. Likewise, for PKMYT1, there is strong preclinical rationale for single agent clinical activity of this compound, but it also is in need of a patient selection method in the clinic. Hence, the Company believes that these preclinical programs are appropriate potential targets for the Company to leverage its broadly applicable AP3 platform and thus are material to the Company’s business. Secondly, it has been demonstrated that resistance mechanisms to CHK1/2 inhibitors, like ACR-368, are frequently due to upregulation of targets such as WEE1 and PKMYT1. Hence, the Company believes it has a unique opportunity with these wholly-owned programs to pursue rational drug combinations to overcome such resistance mechanisms, something that the AP3 platform is designed to do. Finally, the programs are significantly advanced, with dozens of high-resolution co-crystals generated with single-digit nM potency inhibitors in multiple candidate lead series and pharmacokinetic studies, which the Company believes makes them more material to its overall business. The Company has updated the relevant parts of the business section accordingly.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116

t: (617) 937-2300 f: (617) 937-2400 cooley.com

September 22, 2022

Page Five

9.

We note your pipeline table lists ACR-368 for platinum-resistant ovarian, endometrial, and bladder cancer each twice in your pipeline table. Once, to depict ACR-368 as a monotherapy and a second time to depict ACR-368 as a combination therapy. Please revise your pipeline table so that ACR-368 is only shown once for each indication or otherwise advise. You can add footnotes and narrative disclosure before or after the pipeline to depict your plan to study ACR-368 as both a combination and monotherapy for each indication.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the trials are very different in purpose, phase, and intent. As such, they have very different primary and secondary endpoints, and are also conducted in different patient populations for each of the cancer types. The single-arm trials for monotherapy are Phase 2 Simon 2-stage trials with registrational intent, where only OncoSignature-positive patients are treated with single agent ACR-368. In this arm, the primary endpoint is anti-tumor activity as assessed by overall response rate (“ORR”). The single-arm combination trials with low-dose gemcitabine are initially Phase 1b trials, where the primary endpoints are (i) adverse events and (ii) establishment of the RP2D for low-dose gemcitabine. Once the RP2D for the combination has been reached, the trial is expanded into an exploratory Phase 2 trial with a primary endpoint of anti-tumor activity as assessed by ORR. In these combination trials, only OncoSignature-negative patients are treated, so this is a different patient population from the single-arm monotherapy trials, and a different trial phase without immediate registrational intent. Accordingly, the Company believes that it would be incorrect and misleading to only show ACR-368 once for each indication.

Our Preclinical Programs, page 4

10.

We note your disclosure here that one of your preclinical programs “ is directed at WEE1, a target that has been well-validated in preclinical studies described in the literature, and a critical node in the DDR pathways.” Please provide your basis for this statement and update your disclosure to clarify the specific “literature” you reference or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 108 of the Amended Draft Registration Statement.

Our Strategy, page 5

11.	We note your statement on page 5 and elsewhere that you plan to “rapidly” advance clinical development of ACR-368. Please revise to remove such statements as they are speculative.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 110 and 111 of the Amended Draft Registration Statement.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116

t: (617) 937-2300 f: (617) 937-2400 cooley.com

September 22, 2022

Page Six

Our Team, page 5

12.

Please limit the disclosure of specific investors to those identified in the Principal Shareholder table on page 184. Additionally, indicate that prospective investors should not rely on the named investors’ investment decision, that these investors may have different risk tolerances and the recent offering was conducted at a significant discount to the IPO price.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 105 of the Amended Draft Registration Statement.

Risks Associated with Our Business, page 5

13.	Please add a bullet point highlighting the risk that the FDA may require the approval of a companion diagnostic in order for you to market ACR-368, as referenced on pages 22 and 23.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Amended Draft Registration Statement.

14.	Please revise to also disclose your planned or in process remediation procedures related to your material weaknesses identified in your internal control over financial reporting.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Amended Draft Registration Statement to include planned or in process remediation procedures for the material weaknesses identified in our internal control over financial reporting.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Determination of Fair Value of Common Stock, page 99

15.	For the three 2022 grants disclosed here, please revise to include specific drivers and causes of their valuation changes, including any impact from the market adjustment.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 101 of the Amended Draft Registration Statement to include specific drivers and the impact of the market adjustment.

Business

ACR-368, Our Phase 2 Lead Candidate, page 117

16.	Please revise here to remove the statement that you initiated a phase 2 trial as it is a premature statement in light of the fact that you have not enrolled any patients.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 110, 117, and 119 of the Amended Draft Registration Statement. The Company respectfully advises the Staff that it has now begun enrolling patients in the Phase 2 trial.

Summary of adverse events from published reports on clinical trials with ACR-368 monotherapy dosed at RP2D, page 125

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116

t: (617) 937-2300 f: (617) 937-2400 cooley.com

September 22, 2022

Page Seven

17.

We note your disclosure that ACR-368 has been generally well-tolerated. However, it appears there are possibly treatment related serious adverse events (e.g., deaths) in your table on page 125. To the extent trial participants have experienced any serious adverse events, please describe the events and disclose the number of occurrences. In addition, given that you intend to conduct clinical trials with ACR-368 monotherapy at the same RP2D as the other phase 2 trials, consider including a risk factor discussion specific to such serious adverse event(s) or revise your risk factor on page 24 to discuss any specific serious adverse events from the previous phase 2 trials.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 24 of the Amended Draft Registration Statement. The Company respectfully advises the Staff that it has described in detail the Serious Adverse Events in the table on page 125 (it has listed the ≥ Grade 3), including the events and the number of occurrences for each specific AE (expressed as a percent, which is typical for clinical summaries). These are studies in patients with very advanced, relapsed, refractory solid tumors where life expectancy is less than a year without a clinically active drug. Hence, three deaths in the listed studies that are “deemed possibly related to study treatment,” in relation to the number of patients treated in these studies, is consistent with the statement of being generally well-tolerated. This was also the conclusions of the principal investigators of the Lancet Oncology study and the Clinical Cancer Research study referenced in the disclosure. Based on the above, Company respectfully advises the Staff that it believes the disclosure on page 125 of the Draft Registration Statement provides all information that is material to investors related to the safety profile of ACR-368.

Licensing and Collaborations

License Agreement with Lilly, page 140

18.

We note your disclosure here that you may be obligated to pay a tiered percentage royalty on annual net sales ranging from a low single-digit up to low double-digits. The upper bound of the range is very broad and therefore does not provide investors with a meaningful understanding of the potential royalty payments. Accordingly, please revise so that the range of the royalty rate does not exceed 10 percentage points.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 86, 97, 140, F-22 and F-45 of the Amended Draft Registration Statement.

Companion Diagnostic Agreement, page 141

19.	With respect to your agreement with Akoya Biosciences, Inc., please disclose the aggregate potential milestone payments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 86, 97, 141, F-32 and F-50 of the Amended Draft Registration Statement.

Intellectual Property, page 141

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116

t: (617) 937-2300 f: (617) 937-2400 cooley.com

September 22, 2022

Page Eight

20.

Regarding the patent filing relating to ACR-368 that you in-licensed, disclose the other material jurisdictions where patents have been issued or otherwise advise. Also, disclose the jurisdiction(s) for your patent filing directed to OncoSignature test for ACR-368.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 142-143 of the Amended Draft Registration Statement.

21.

We note your disclosure here that you “in-licensed from [y]our founder a patent family with a presumptive twenty-year term extending into 2028 that includes issued EP and pending US filings that claims aspects of [y]our AP3 platform relating to methods of identifying responder populations.” Please file the in-licensing agreement with your founder as an exhibit or explain the basis for your determination that it is not required to be filed. In addition, in your “Licensing and Collaborations” section please describe all material terms of the agreement, including amounts paid to date, future potential payments, royalty provisions, term and termination provisions or otherwise advise.

Response: In response to the Staff’s comment, the Company has filed the in-licensing agreement with its founder as an exhibit to the Amended Draft Registration Statement. In addition, the Company has supplemented the disclosure on page 141 of the Amended Draft Registration Statement to provide a summary of the material terms of the agreement.

Principal Stockholders, page 184

22.	We note your principal stockholders table is missing footnotes that appear in the table. Please revise or otherwise advise.

Response: In response to the Staff’s comment, the Company will include footnotes to the principal stockholders table in a future amendment to the Amended Draft Registration Statement.

Notes to Consolidated Financial Statements for the Fiscal Years Ended December 31, 2021 and 2020

7. License Agreement, page F-22

23.	You disclose here that you accounted for the Lilly Agreement as an asset acquisition of IPR&D assets with no alternative future use. Please address the following comments:

•

Please revise to provide more details for the components acquired under the Lilly Agreement. In that regard, we note you disclosed elsewhere that you acquired three families of patent filings related to ACR-368 under “Patents” at page 142 and acquired sufficient ACR-368 drug substance and drug product from Lilly to treat several hundred patients under “Manufacturing” at page 140.

•	Please tell us in your response the accounting literature you relied upon to determine the asset acquisition accounting.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-22 and F-45 of the Amended Draft Registration Statement to include a reference to the families of patents and the transferred drug substance and drug product in relation to the Lilly Agreement.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116

t: (617) 937-2300 f: (617) 937-2400 cooley.com

September 22, 2022

Page Nine

The Company referenced the guidance in ASC 805, Business Combinations as well as interpretive guidance to assess whether the Lilly Agreement represented the acquisition of a business or an asset.

Pursuant to ASC 805, an entity is required to first evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, through the screen test. If that threshold is met, the set of assets and activities is not a business. If not met, the entity must evaluate whether the set of gross assets acquired meets the definition of a business. To note, if the screen test was not met, the assets acquired would not meet the definition of a business per ASC 805-10-55-4. The assets acquired do not consist of an integrated set of activities, consisting of inputs and processes, that are capable of being conducted and managed for the purpose of providing a return to the Company. In this case, the assets acquired are inputs only without related processes and outputs.

Accordingly, the Company applied the screen test described in ASC 805-10-55-5A. To apply the test, the Company determined which elements of the Lilly Agreement would qualify for recognition as part of the transaction. According to ASC 805, to qualify for recognition as part of applying the acquisition method, the identifiable assets acquired and liabilities assumed must meet both of the following conditions:

•	meet the definition of an asset or liability at the acquisition date; and
•	be part of the business combination rather than the result of a separate transaction.

The assets acquired pursuant to the Lilly Agreement are primarily limited to certain patents associated with prexasertib and are solely comprised of IPR&D projects, which were ongoing as of the date of the transaction. As these patents comprise of three families of patents all related to ACR-368, we determined these patents to be a group of similar identifiable assets. As such, the transaction passes the screen test and should be accounted for as an asset acquisition.

Substantially all of the fair value of the assets acquired is concentrated in the IPR&D (including the historical know-how, formula protocols, designs and related procedures). The Company referenced ASC 730 and interpretive guidance to determine that the IPR&D required additional development prior to commercialization and, in their current form, the assets acquired are without future alternative use. The value of the transferred materials, including the drug substance and drug product for ACR-368, was immaterial. As a result, the drug substance and drug product did not impact the results of the screen test.

Notes to Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2022 and 2021

12. Commitments and Contingencies

Companion Diagnostic Agreement, page F-50

24.

Please tell us in your response whether the Akoya Agreement is subject to ASC 808 Collaborative Arrangements. And if so, please revise to provide all the required disclosures under ASC 808-10-50, including any profit sharing arrangement.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Akoya Agreement is not subject to ASC 808, Collaborative Arrangements.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116

t: (617) 937-2300 f: (617) 937-2400 cooley.com

September 22, 2022

Page Ten

To assess the criteria, the Company considered which party is responsible for the costs associated with the development stage, which party incurs any initial costs, the termination policies set forth in the Akoya Agreement, and the overall significance of the risk/rewards attributable to each party.

We assessed the active participation criterion in ASC 808-10-15-8 and concluded both parties are active participants.

We then assessed the risk/reward criterion in ASC 808-10-15-11A-D. The Company and Akoya do not share in the risks and rewards as only the Company is responsible for funding the further development of its ACR-368 OncoSignature test, which the Company does via development milestones paid to Akoya. There is no profit-sharing between either party for either product upon commercialization. As the Company bears the cost of the development of the ACR-368 OncoSignature test, it determined that Akoya is not exposed to significant risk in carrying out the activities of the Akoya Agreement.

Furthermore, while Akoya benefits financially from the agreement, the Company reserves the right to terminate the agreement. At termination, the Company would receive the benefits of the work to date and take back all its rights, inclusive of to the intellectual property that it had licensed to Akoya while retaining the ability to further license.

Based upon this assessment of Acrivon more heavily bearing the financing of efforts and risk of failure, the Akoya Agreement is not subject to ASC 808.

General

25.

Many of your tables and graphics include print that is not legible. For example only Figure 15 on page 127 and Figure 20 on page 131 contain text that is too small to be legible. Please revise your graphics throughout your prospectus as applicable to ensure that the text is legible.

Response: In response to the Staff’s comment, the Company has revised the tables and graphics on pages 127 and 131 of the Amended Draft Registration Statement.

*            *              *

Please contact me at (617) 937-2335, Divakar Gupta at (212) 479-6474 or Mark Ballantyne at (703) 456-8084 with any questions or further comments regarding our response to the Staff’s comment.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116

t: (617) 937-2300 f: (617) 937-2400 cooley.com

September 22, 2022

Page Eleven

Sincerely,

/s/ Ryan Sansom

Ryan Sansom

cc:    Peter Blume-Jensen, Chief Executive Officer, Acrivon Therapeutics, Inc.

Rasmus Holm-Jorgensen, Chief Financial Officer, Acrivon Therapeutics, Inc.

Eric Devroe, Chief Operating Officer, Acrivon Therapeutics, Inc.

Kristina Masson, Executive Vice President, Business Operations, Acrivon Therapeutics, Inc.

Divakar Gupta, Cooley LLP

Mark Ballantyne, Cooley LLP

Katherine Denby, Cooley LLP

Edwin O’Connor, Goodwin Procter LLP

William A. Magioncalda, Goodwin Procter LLP

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116

t: (617) 937-2300 f: (617) 937-2400 cooley.com